AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Securities)

714265105
(CUSIP Number of Class of Securities (Underlying Common Stock))

THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Person)
COPIES TO:
JOHN W. MARTIN, ESQ.
BAKER BOTTS L.L.P.
2001 Ross Avenue, Suite 800
Dallas, Texas 75201
(214) 953-6500

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$8,552,895	$1,006.68

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,860,500 shares of Class A common stock, par value $0.01 per share, of Perot Systems Corporation having an aggregate value of $8,552,895 as of November 10, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1 Summary Term Sheet
ITEM 2 Subject Company Information
ITEM 3 Identity and Background of Filing Person
ITEM 4 Terms of the Transaction
ITEM 5 Past Contracts, Transactions, Negotiations and Agreements
ITEM 6 Purposes of the Transactions and Plans or Proposals
ITEM 7 Source and Amount of Funds or Other Consideration
ITEM 8 Interest in Securities of Subject Company
ITEM 9 Persons/Assets, Retained, Employed Compensated or Used
ITEM 10 Financial Statements
ITEM 11 Additional Information
ITEM 12 Exhibits
ITEM 13 Information Required by Schedule 13e-3
SIGNATURE
Offer to Exchange Certain Outstanding Stock Options for New Stock Options
Letter of Transmittal
Form of Confirmation of Participation in the Offer
Form of Withdrawal of Participation in the Offer
Form of Cover Letter to Eligible Employees
Form of Initial E-mail Notification to Eligible Employees
Form of Reminder E-mail Notification to Eligible Employees
Script for Conference Call
Form of Solutions Performance Stock Option Agreement
Form of Nonstatutory Stock Option Agreement

ITEM 1 Summary Term Sheet.
     The information set forth under “Summary of Terms” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2 Subject Company Information.
     (a) Name and Address. The name of the issuer is Perot Systems Corporation, a Delaware corporation (“PSC” or the “Company”). The address of its principal executive offices is 2300 W. Plano Parkway, Plano, Texas 75075. The Company’s telephone number is (972) 577-0000. The information set forth in the Offer to Exchange under Section 13 (“Information Concerning PSC”) is incorporated herein by reference.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company made to eligible employees to exchange certain eligible stock options to purchase shares of Class A common stock of PSC, par value $0.01 per share (“Common Stock”), outstanding under the Company’s Amended and Restated 1991 Stock Option Plan (the “1991 Plan”), all of which are currently unvested and are not scheduled to vest until March 31, 2010, for fully vested replacement stock options to purchase a designated number of shares of our Common Stock to be granted under the Company’s 2001 Long-Term Incentive Plan (the “2001 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. The eligible options include only the performance options with an exercise price of $25.00 per share that were granted on March 1, 2000 in connection with that certain Asset Purchase Agreement, dated as of March 1, 2000, by and among PSC, PSSC Acquisition Corporation, Solutions Consulting, Inc., Mark G. Miller and Sanford B. Ferguson (the “Solutions Purchase Agreement”). Each of the 1991 Plan and the 2001 Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended. As of November 10, 2005, options to purchase approximately 2,860,500 shares of our Common Stock are eligible for exchange.
     Holders of eligible options that have not previously been cancelled are eligible to participate in the Offer, and to receive replacement options in exchange for eligible options, if such holders are eligible employees of PSC or one of its wholly owned subsidiaries continuously from the date the Offer commences until the date replacement options are granted.
     Subject to the terms and conditions of the Offer, you will receive options to purchase the number of shares determined by applying the following exchange ratio to the eligible options:

In Exchange for Each Eligible Option to Purchase One
Share of Our Common Stock, You Will Receive One
Eligible Options:	Replacement Option to Purchase:
Performance options with an exercise price of $25.00 per share granted on March 1, 2000 (and not previously cancelled) under the 1991 Plan in connection with the Solutions Purchase Agreement	0.9 shares of our Common Stock
     Therefore, if you elect to exchange your eligible options, the number of shares of our Common Stock for which your replacement options will be exercisable will be 90% of the total number of shares underlying your eligible options prior to the exchange.
     The exercise price of replacement options ($25.00 per share) will be the same as the exercise price of the eligible options. If you elect to participate in the exchange, you will receive vested options to purchase shares of our Common Stock with respect to your eligible options (all of which are currently unvested and are not scheduled to vest until March 31, 2010).

     If you elect to exchange any eligible options, you must elect to exchange all of your eligible options.
     116,798,598 shares of our Common Stock are issued and outstanding as of November 10, 2005. Our Common Stock is listed on the New York Stock Exchange under the symbol “PER.”
     The information set forth in the Offer to Exchange under “Summary of Terms,” “Risks of Participating in the Offer,” Section 1 (“The Offer”), Section 2 (“Eligible Employees”), Section 3 (“Eligible Options; Exchange Ratio”), Section 7 (“Acceptance of Eligible Options for Exchange and Cancellation; Grant of Replacement Options”), Section 10 (“Source and Amount of Consideration”), Section 11 (“Effect of a Merger or Acquisition Before We Grant Replacement Options”) and Section 12 (“General Terms of Replacement Options and Differences Among Eligible Options, Replacement Options and Amendment Options”) is incorporated herein by reference.
     (c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 9 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3 Identity and Background of Filing Person.
     (a) Names and Address. The filing person is the issuer of the eligible options and the replacement options. The information set forth under Item 2(a) above and the information set forth in Appendix A to the Offer to Exchange is incorporated herein by reference.
ITEM 4 Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“The Offer”), Section 2 (“Eligible Employees”), Section 3 (“Eligible Options; Exchange Ratio”), Section 4 (“Purpose of the Offer”), Section 5 (“Procedures for Electing to Exchange Options”), Section 6 (“Withdrawal Rights”), Section 7 (“Acceptance of Eligible Options for Exchange and Cancellation; Grant of Replacement Options”), Section 8 (“Conditions of the Offer”), Section 9 (“Price Range of Common Stock”), Section 10 (“Source and Amount of Consideration”), Section 11 (“Effect of Merger or Acquisition Before We Grant Replacement Options”), Section 12 (“General Terms of Replacement Options and Differences Among Eligible Options, Replacement Options and Amended Options”), Section 15 (“Status of Replacement Options Acquired in the Offer; Accounting Consequences of the Offer”), Section 16 (“Legal Matters; Regulatory Approvals”), Section 17 (“Material U.S. Federal Income Tax Consequences”) and Section 18 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. Members of PSC’s Board of Directors and its executive officers listed on Annex A to the Offer to Exchange do not hold any eligible options and therefore are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference.
ITEM 5 Past Contracts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference. The 1991 Plan and related form of stock option agreement for the eligible options (Exhibits (d)(1) and (d)(2) hereto) contain information regarding the stock options subject to the Offer.
ITEM 6 Purposes of the Transactions and Plans or Proposals.
     (a) Purposes. This offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 4 (“Purpose of the Offer”) is incorporated herein by reference.

     (b) Use of Securities Required. The information set forth in the Offer to Exchange under Section 7 (“Acceptance of Eligible Options for Exchange and Cancellation; Grant of Replacement Options”) and Section 15 (“Status of Replacement Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section 4 (“Purpose of the Offer”) is incorporated herein by reference.
ITEM 7 Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 10 (“Source and Amount of Consideration”) and Section 19 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Section 8 (“Conditions of the Offer”) is incorporated herein by reference.
     (c) Borrowed Funds. Not applicable.
ITEM 8 Interest in Securities of Subject Company.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Options”) is incorporated herein by reference.
ITEM 9 Persons/Assets, Retained, Employed Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10 Financial Statements.
     (a) Financial Information. The following information is hereby incorporated herein by reference:
•	Item 8 and pages F-1 to F-47 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 9, 2005; and

•	Item 1, pages 1 to 14, of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed November 1, 2005.

     You may request a copy of this information, at no cost, by writing us at the following address or calling us at the following telephone number:
2300 West Plano Parkway
Plano, Texas 75075
Attention: Investor Relations
(877) 737-6973
     Also, the information set forth in the Offer to Exchange under Section 13 (“Information Concerning PSC”) and Section 20 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 11 Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 14 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Options”) and Section 16 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.

ITEM 12	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Confirmation of Participation in the Offer.

(a)(1)(D)	Form of Withdrawal of Participation in the Offer.

(a)(1)(E)	Form of Cover Letter to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(F)	Form of Initial E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(G)	Form of Reminder E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(H)	Script for Conference Calls.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	PSC’s Annual Report on Form 10-K for the period ended December 31, 2004, filed on March 9, 2005 (File No. 001-14773), is incorporated herein by reference.

(a)(5)(B)	PSC’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 1, 2005 (File No. 001-14773), is incorporated herein by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1991 Stock Option Plan dated September 28, 2005. (Incorporated herein by reference from Exhibit 10.7 to the Company’s Form 8-K dated September 28, 2005, filed on October 4, 2005.)

(d)(2)	Form of Solutions Performance Stock Option Agreement (Amended and Restated 1991 Stock Option Plan).

(d)(3)	2001 Long-Term Incentive Plan. (Incorporated herein by reference from Exhibit 10.47 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)

(d)(4)	Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan).

(g)	Not Applicable.

(h)	Not Applicable.
ITEM 13 Information Required by Schedule 13e-3.
     (a) Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PEROT SYSTEMS CORPORATION

/s/ Russell Freeman
Russell Freeman
Vice President and Chief Financial Officer
Dated: November 15, 2005

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Confirmation of Participation in the Offer.

(a)(1)(D)	Form of Withdrawal of Participation in the Offer.

(a)(1)(E)	Form of Cover Letter to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(F)	Form of Initial E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(G)	Form of Reminder E-mail Notification to Eligible Employees Regarding the Offer to Exchange Eligible Options.

(a)(1)(H)	Script for Conference Calls.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	PSC’s Annual Report on Form 10-K for the period ended December 31, 2004, filed on March 9, 2005 (File No. 001-14773), is incorporated herein by reference.

(a)(5)(B)	PSC’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 1, 2005 (File No. 001-14773), is incorporated herein by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1991 Stock Option Plan dated September 28, 2005. (Incorporated herein by reference from Exhibit 10.7 to the Company’s Form 8-K dated September 28, 2005, filed on October 4, 2005.)

(d)(2)	Form of Solutions Performance Stock Option Agreement (Amended and Restated 1991 Stock Option Plan).

(d)(3)	2001 Long-Term Incentive Plan. (Incorporated herein by reference from Exhibit 10.47 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.)

(d)(4)	Form of Nonstatutory Stock Option Agreement for Replacement Options (2001 Long Term Incentive Plan).

(g)	Not Applicable.

(h)	Not Applicable.